DENDREON CORPORATION ANNOUNCES FILING OF

REGISTRATION STATEMENT ON FORM S-4

Filed by Dendreon Corporation

(Commission File No. 000-30681)

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Commission File No. 000-19732

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a preliminary joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. The Registration Statement has not been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE COMPANIES’ FILINGS WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The preliminary joint proxy statement/prospectus and other relevant materials, and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the preliminary joint proxy statement/prospectus, which is included in the Registration Statement. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003, and in the preliminary joint proxy statement/prospectus included in the Registration Statement. Certain directors and executive officers of Corvas may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, rights to severance payments if their employment is terminated following the merger. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition is contained in the preliminary joint proxy statement/prospectus.

Investors and security holders are urged to read the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decision with respect to the Acquisition.

Forward-looking statements

Except for historical information contained herein, the press release contains forward-looking statements, including statements about future financial and operating results and Dendreon’s anticipated acquisition of Corvas. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in any acquisition transaction and the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, benefits, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of these products may not proceed as planned; the acquisition of Corvas does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; reliance on key employees, especially senior management;, risks related to Dendreon’s limited operating history; risks associated with completing ongoing clinical trials; the risk that the results of one clinical trial will not be repeated in another clinical trial; the risk that the results of a clinical trial, including Phase III trials of Provenge, will not support applying for or approval of a biologics license by the FDA; the uncertainty of future access to capital; the risk that the companies may not secure or maintain relationships with collaborators; dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC. Further information on the risks and uncertainties that could affect the companies’ business, financial condition and results of operations are contained in their respective filings with the SEC, which are available at www.sec.gov.

The following is a press release by Dendreon Corporation made on March 31, 2003.

Communications/Investor Relations

Dendreon Corporation

(206) 829-1500

pr@dendreon.com

Dendreon Corporation and Corvas International File Registration Statement on Form S-4

Seattle, WA (March 31, 2003) – Dendreon Corporation (NASDAQ: DNDN) today announced the filing of a Registration Statement on Form S-4 with the Securities and Exchange Commission. The filing is available online by visiting the SEC’s website at http://www.sec.gov. The registration statement was filed in connection with Dendreon’s proposed acquisition of Corvas International (NASDAQ: CVAS) in a stock-for-stock merger. Dendreon has estimated that it will issue approximately 12.4 million shares of its common stock to former Corvas stockholders in connection with the combination of the two companies and is filing the registration statement in order to register those shares. The combination will be effected as soon as practical after it has been approved by stockholders of each company, subject to certain other closing conditions.

The registration statement discloses information relating to each company’s strategic rationale for pursuing the merger. As highlighted in the filing, the combined company will offer the opportunity to build a more sustainable enterprise and create long term value for stockholders through:

•	A larger and more diversified product pipeline with a strong focus on oncology (including Dendreon’s Provenge® prostate cancer vaccine currently in a pivotal Phase III trial) as well as cardiovascular disease;

•	An enhanced financial position to accelerate product opportunities;

•	Complementary drug discovery and development expertise to augment research and development capabilities, including antibody targets, small molecule inhibitors and prodrugs;

•	A more robust and complementary preclinical program in significant areas of unmet clinical needs;

•	Seasoned leadership and a deep talent pool; and

•	A strengthened competitive position.

About Dendreon

Dendreon Corporation is a biotechnology company developing targeted therapies for cancer. The Company’s lead investigational product candidate, Provenge® is a cancer immunotherapy undergoing Phase III clinical trials for the potential treatment of advanced-stage prostate cancer. In addition to its therapeutic vaccines in clinical and preclinical development for a variety of cancers, Dendreon’s product pipeline also includes monoclonal antibodies and a pathway to small molecules. Dendreon has established important research and development alliances with industry leaders Genentech, Inc. and Kirin Brewery Co., Ltd. For more information about the Company and its programs, visit www.dendreon.com.

About Corvas

Corvas International, Inc. is a biopharmaceutical company focused on the development of new biotherapeutics that address large medical markets, including cardiovascular disease and cancer. rNAPc2, Corvas’ cardiovascular drug candidate currently in Phase II clinical trials, is a novel anticoagulant intended for the treatment of people affected by acute coronary syndromes, which include unstable angina and non-ST-segment elevation myocardial infarction. Corvas’ cancer research programs are focused on the development of new biotherapies, including monoclonal antibodies and synthetic prodrugs, that target serine proteases associated with the growth and spread of cancerous tumors.